SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

[redacted]

October 30, 2007

The United States Securities and Ex
Office of International Corporate Fi
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated October 30, 2007 (Sumitomo Metal Industries, Ltd. Financial Results for the First Half of Fiscal Year 2007 (ending March 31, 2008))
2. Press Release dated October 30, 2007 (Sumitomo Metals Raises FY2007 Dividend Forecast)
3. Press Release dated October 30, 2007 (Sumitomo Metals to Establish Crude Steel Capacity of 5 Million Tons at Wakayama Steel Works Plans to Use Extra Output to Expand and Enhance Ongoing Cooperation with Nippon Steel and Kobe Steel)
4. Press Release dated October 30, 2007 (Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd., Considering Measures to Further Expand and Enhance Ongoing Cooperation)

Very truly yours,

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

October 30, 2007

RECEIVED

2007 NOV -6 A 5: ..

Sumitomo Metal Industries, Ltd.

Financial Results for the First Half of Fiscal Year 2007 (ending March 31, 2008)

This document is an excerpts translation of original Japanese document. Financial information was prepared in accordance with generally accepted accounting principles in Japan.

Company name : Sumitomo Metal Industries, Ltd.
Listed on : Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchange
Code number : 5405
URL : http://www.sumitomometals.co.jp/
Contact : Toshifumi Matsui, Manager, Public Relations Group
Phone +81-3-4416-6115

1. Highlights of Consolidated Financial Results for the First Half of FY2007 (year ending March 31, 2008)

(1) Consolidated Statements of Income % change from previous first half

	Sales		Operating profit		Recurring profit		Net income for the first half	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
First Half of FY2007	847,807	10.4	141,730	4.9	152,768	-2.1	96,907	-2.9
First Half of FY2006	768,222	5.2	135,128	-6.7	156,007	18.3	99,784	8.4
FY 2006	1,602,720	—	303,774	—	327,676	—	226,725	—

	Net income per share for the first half	Net income per share after dilution for the first half
	Yen	Yen
First Half of FY2007	21.15	21.14
First Half of FY2006	20.78	20.77
FY 2006	47.89	47.87

(Note) Equity in earnings of unconsolidated subsidiaries and associated companies:
The first half of FY2007 21,362 million yen; the first half of FY2006 24,570 million yen
FY2006 41,803 million yen

(2)Consolidated Balance Sheets

	Total assets	Total net assets	Equity ratio	Net assets per share
	Million yen	Million yen	%	Yen
First Half of FY2007	2,405,676	929,154	36.7	194.13
First Half of FY2006	2,120,363	829,505	37.1	163.98
FY 2006	2,301,556	924,798	38.3	189.81

(Note) Shareholders' equity:
The first half of FY2007 881,972 million yen; the first half of FY2006 787,336 million yen
FY2006 880,807 million yen

(3)Consolidated Statements of Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of preriod
	Million yen	Million yen	Million yen	Million yen
First Half of FY2007	91,594	(50,697)	(40,616)	13,558
First Half of FY2006	74,689	(43,621)	(38,496)	25,512
FY 2006	171,833	(108,934)	(83,456)	13,020

2. Dividends

	Dividend per share		
	Interim	Year-end	Total
FY2006	Yen 3.50	Yen 4.50	Yen 8.00
FY2007 (result)	5.00		10.00
FY2007 (target)		5.00	

3. Target of Consolidated Financial Results for FY2007 (year ending March31, 2008)

% change from previous year

	Net sales		Operating profit		Recurring profit		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2007 (year ending March 31, 2008)	1,730,000	7.9	285,000	-6.2	305,000	-6.9	190,000	-16.2	41.82

4. Other

(1) Changes in material subsidiaries within the term (Changes in specific subsidiaries affecting the scope of consolidation): None

(2) Changes in the method, procedure and presentation, etc. of accounting for the preparation of consolidated financial statements for the interim period (Items to be noted as changes in the basis for presenting consolidated financial statements for the interim period)
① Changes following the revision of accounting standards, etc.: Yes
② Changes other than ①: None
(Remarks) Please refer to page 16 regarding "Items to be noted as changes in the basis for presenting consolidated financial statements for the interim period".

(3) Number of issued shares (common stock)
① Number of shares of common stock issued at the end (including treasury shares)
First Half of FY2007: 4,805,974,238 shares
First Half of FY2006: 4,805,974,238 shares
FY2006: 4,805,974,238 shares
②Number of treasury shares at the end of the term
First Half of FY2007: 262,864,446 shares

First Half of FY2006: 4,596,342 shares

FY 2006: 165,450,538 shares

* The explanation for appropriate use of the target, and other important notice

The target for FY2007 listed above is the revised version of that announced on July 31, 2007.
The forecasts included in this document reflect the Company's current beliefs and are based upon information currently available to it. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ from those expressed in, or implied by, such forecasts. Be advised that developments subsequent to this document are likely to cause these forecasts to become outdated with the passage of time.
Please refer to the section "1. Business performance (1) Analysis of business performance" on page 4-7 regarding the premise for the target of FY2007 and the instructions for your use of the target.

1. Business performance

(1) Analysis of business performance

a. Business performance in the first half of the current period

[Business environment in the first half of the current period]

In the first half of the current period, steady demand for steel products continued due to the stable global economy. The supply and demand environment for high-grade steel products—an area where the Sumitomo Metals Group has expertise—also remained steady. Prices of raw materials and other related expenses in steel making, especially prices of non-ferrous metals and sea freight fees, continued to rise from the previous period.

[Management policy]

The Sumitomo Metals Group has implemented initiatives designed to accelerate distinctiveness. Based on its Medium-Term Business Plan (FY2006 to FY2008), we have expanded productive capacity through the relining of the No. 3 blast furnace at the Kashima Steel Works, and have improved our facilities to manufacture high-grade steel products such as steel sheet for automotive applications and seamless pipe. As part of our growth strategy that emphasizes quality, we set up a joint venture seamless pipe manufacturing company in Brazil, which aims to start production in mid-2010.

Meanwhile, we have taken steps to reduce costs, and, with the understanding of our customers, we have made efforts to improve our prices amid rising raw material expenses.

[Business results in the first half of the current period]

On a consolidated basis, net sales in the first half of the current period were 847.8 billion yen (a 79.5 billion yen increase over the first half of the previous period), operating profit was 141.7 billion yen (a 6.6 billion yen increase over the first half of the previous period), recurring profit was 152.7 billion yen (a 3.2 billion yen decrease over the first half of the previous period), and interim net income was 96.9 billion yen (a 2.8 billion yen decrease over the first half of the previous period).

On a non-consolidated basis, net sales in the first half of the current period were 550 billion yen (a 54.9 billion yen increase over the first half of the previous period), operating profit was 105.9 billion yen (a 10.1 billion yen decrease over the first half of the previous period), recurring profit was 115.3 billion yen (a 12 billion yen decrease over the first half of the previous period), and interim net income was 72.5 billion yen (a 4.7 billion yen decrease over the first half of the previous period).

(Performance in each segment)

<Steel business>

Pipe & Tube Company

Against a backdrop of expanding energy demand due to the economic growth in the BRICs nations (Brazil, Russia, India and China) and other Asian countries, there has been steady demand for high-grade seamless pipe, large-diameter welded steel pipe and other products that are used in the development of oil and natural gas resources.

We are investing to reinforce areas that are already strong. In July 2007, we established a joint-venture seamless pipe manufacturing company in Brazil with Vallourec, a French manufacturer of high-quality seamless pipe. When this project comes on-stream in 2010, our annual global production of seamless pipe will reach 1.6 million tons (a 300,000-ton increase), and we aim to further enhance our profit.

We have constructed new facilities to increase the capacity of the Steel Tube Works (Amagasaki, Hyogo Prefecture) to manufacture stainless steel boiler tubes. Operaitions at the facilities

commenced in October 2007. We have made these investments in response to growing demand mainly in China and Europe for boiler tubes to be used in highly efficient coal-fired ultra super critical (USC) boilers.
Consolidated total sales for the Pipe & Tube Company were 334.3 billion yen.

Steel Sheet, Plate, Titanium & Structural Steel Company

In May 2007, the relining and enlargement of the No. 3 blast furnace at the Kashima Steel Works was completed, creating a well-balanced production system across all processes, from upstream to downstream, to produce 8 million tons of crude steel annually. These improvements allow the steelworks to mass-produce high-quality steel at a world-class level of cost competitiveness.
In response to the growth in demand for higher-quality steel sheet for automotive applications, in September 2007, we began the operation of a new continuous pickling line directly linked to cold rolling mill. Together with the new No. 3 hot-dip galvanizing line that came on-stream in December 2006, the new facilities have enabled us to efficiently mass-produce high-quality steel sheet for automobiles.
We are moving ahead with the plan to complete a new heating furnace in November 2007 that will increase our plate mill production from 1.9 million tons per year to 2.0 million tons and enable us to increase the quality of high-grade products for energy-related fields.
In addition, a 500,000-kilowatt IPP (Independent Power Producer) began operating at the Kashima Steel Works in June 2007, which is expected to contribute in further stabilizing our profits.
Consolidated total sales for the Steel Sheet, Plate, Titanium & Structural Steel Company were 299.0 billion yen.

Railway, Automotive & Machinery Parts Company

In the railway parts business, the company is putting efforts into research and development with the objectives of faster and quieter rolling stock, and lighter and more reliable components. As a result, the company delivered in connection with the latest model of Japan's Shinkansen (bullet train), N700 series that began operations in July 2007, gear units and gear couplings that largely reduced noise and vibration compared to our previous models.
In the forged crankshaft business, the company is moving ahead with its "Global 10" business strategy that aims to supply more than 10% of the global market through its three strategically placed manufacturing centers: the Osaka Steel Works in Japan, International Crankshaft Inc. in the United States, and Huizhou Sumikin Forging Co., Ltd. in China. As part of this global strategy, in August 2007, Sumitomo Metals and Sumitomo Corporation reached an agreement with Norton Manufacturing Company, Inc. in the United States, a crankshaft machining manufacturer, to acquire the company.
Consolidated total sales for the Railway, Automotive & Machinery Parts Company were 50.9 billion yen.

Sumitomo Metals (Kokura), Ltd.

Demand from automotive manufactures for high-grade specialty steel bars and rods continues to be steady.
In February 2007, construction in connection with the company's investments in steelmaking process innovations commenced, which are scheduled to be completed in March 2010. These projects seek to achieve considerable cost reductions and the highest level of product quality in the world.

Including figures from Group companies such as Sumitomo Metals (Naoetsu), Ltd., consolidated total sales for the Sumitomo Metals Group's steel business were 789.4 billion yen, and

consolidated operating profit was 140.2 billion yen.

<Engineering business>

A harsh business climate continues due to factors such as a decline in public-sector investment. Under such circumstances, the company is reorganizing its operations by selecting areas in which to focus its businesses.

In October 2007, the company consolidated all the system buildings businesses within the Sumitomo Metals Group to form a new company, Sumikin System Buildings Corp., to enhance its system buildings operations. Through this reorganization, the company aims to improve competitiveness and expand its businesses.

Consolidated total sales for the engineering business were 7.1 billion yen, and consolidated operating loss was 0.2 billion yen.

<Electronics business>

Consolidated total sales for the electronics business were 30.3 billion yen, and consolidated operating loss was 0 billion yen.

<Other businesses>

Consolidated total sales for businesses other than those listed above were 20.8 billion yen, and consolidated operating profit was 2.0 billion yen.

b. Targets for FY2007

Although there are concerns over rising crude oil prices and the negative effects of the sub-prime loan crisis on the U.S. economy, management believes demand for steel, particularly for high-grade steel products destined for the energy and automotive manufacturing sectors will continue to be stable in the second half of the current fiscal year. Prices of raw materials used in the steel making process, such as non-ferrous metals, as well as shipping costs and other expenses are rising, but the Sumitomo Metals Group is continuing its efforts to reduce costs and improve steel prices.

On a consolidated basis, the Sumitomo Metals Group is aiming to achieve sales for FY2007 of 1,730 billion yen, operating profit 285 billion yen, recurring profit 305 billion yen, and net income 190 billion yen. On a non-consolidated basis, the Company is aiming to achieve sales of 1,130 billion yen, operating profit 210 billion yen, recurring profit 215 billion yen, and net income 130 billion yen.

The statements made above set forth the Company's business outlook and future prospects based on the Company's current beliefs and are based upon information currently available. The statements are subject to known and unknown risks and uncertainties. Please note that subsequent developments are likely to cause different results from the future business prospects described herein.

Medium-Term Business Plan (FY2006 to FY2008) progress

(Billion yen)

	Medium-Term Business Plan formulated FY2005 FY2008 Plan (approximate figures)	FY2007 Target (approximate figures)
Net sales	1,620	1,730
Operating profit	300	285
Recurring profit	290	305
Net income	180	190
Total assets	2,380	2,450
Debt	680	815
Shareholders' equity	1,070	950
ROA	13%	13%
Equity ratio	45%	39%

*ROA = (Recurring profit + interest expense) / total assets X 100

(2) Analysis of financial situation

Consolidated total assets in the first half of FY2007 were 2,405.6 billion yen, an increase of 104.1 billion yen compared to the end of the previous period primarily due to an increase in inventory reflecting higher raw material prices and our investment in facilities to accelerating distinctiveness.

Net cash provided by operating activities in the first half of FY2007 was 91.5 billion yen, after deducting expenses such as income taxes from earnings mainly consisting of the interim income before income taxes and minority interests.

Net cash used in investing activities was 50.6 billion yen, mainly due to capital expenditure toward accelerating distinctiveness.

Net cash used in financing activities was 40.6 billion yen due to the repayment of long-term borrowings, redemption of bonds and distribution of dividends, partially offset by an increase in borrowings to fund the repurchase of our shares.

As a result, at the end of the first half of FY2007, cash and cash equivalents was 13.5 billion yen (a 0.5 billion yen increase compared to the end of FY2006) and debt was 778.4 billion yen (a 60.4 billion yen increase compared to the end of FY2006).

	End of FY2004	End of FY2005	End of FY2006	End of the first half of FY2007
Equity ratio	25.1%	34.1%	38.3%	36.7%
Equity ratio on a market value basis	48.2%	114.8%	127.2%	133.9%
Cash flow debt ratio	3.3	2.2	4.4	-
Interest coverage ratio	15.0	24.8	14.9	12.8

Equity ratio: Net assets / total assets
Equity ratio on a market value basis: Market capitalization / total assets
Cash flow debt ratio: Debt / (operating cash flow - interest payments)
(Cash flow debt ratio at the end of the first half of FY2007 is not mentioned above.)
Interest coverage ratio: Operating cash flow / interest payments
*All items are calculated based on financial figures obtained on consolidated basis.
* "Debt" means net debt, i.e. the total of outstanding borrowing, corporate debentures plus commercial papers minus cash and time deposits.
* "Operating cash flow" means the net cash provided by operating activities stated in the consolidated statement of cash flows. "Interest payments" means the amount of interest paid stated in the consolidated statement of cash flows.

(3) Basic policy regarding distribution of profits; dividends for the FY2007
As our basic policy, Sumitomo Metals aims to return profits to our shareholders by making dividend payments each year. The determination as to whether to pay dividends is based on a comprehensive review of various factors including our results of operations, capital investment requirements to grow our business, and the stability of our financial condition.
The Board of Directors has resolved that the interim dividend will be 5 yen per share based on the expected high recurring profit for FY2007, which will be the third consecutive period to report a high recurring profit, as well as the increase in the stability of our financial portfolio despite our investment toward accelerating distinctiveness. Moreover, the Board anticipates that the year-end dividend will be 5 yen, bringing the total dividend payment for this fiscal year to 10 yen, which will be a 2-yen increase from the previous period.

2. Management policy

(1) Basic policy for corporate management

The Sumitomo Metals Group has more than 100 years of manufacturing experience. Moreover, the Group is proud to adhere to the Sumitomo business philosophy, refined over 400 years and epitomized by the words: "Sumitomo shall achieve strength and prosperity by placing prime importance on integrity and sound management in the conduct of its business. Under no circumstances shall it pursue easy gains or act imprudently" "Sumitomo's business is for the profit of the community."

Guided by this business philosophy, the Sumitomo Metals Group is striving to contribute to society through its steelmaking activities. Complying with social norms and business ethics, we are working to fulfill our corporate responsibility and ultimately win even greater trust from all stakeholders.

(2) Medium- to long-term business strategy

The Sumitomo Metals Group is aiming to deliver long-term steady growth by emphasizing both quality and scale.

<u>*Accelerating Distinctiveness and Building a Robust Operating Base</u>

The steel market is polarizing into two categories: high-grade products and commodity-grade products. We expect competition to become more intense in the commodity-grade market. The Sumitomo Metals Group has competitive advantages in seamless pipe, railway, automotive and machinery parts, steel sheet for automotive applications and specialty steel. This product lineup means our operating structure is more resilient to fluctuations in demand. We plan to reinforce these already competitive areas by channeling resources into them.

In line with this policy, during the course of the new Medium-Term Business Plan we intend to invest 480 billion yen to reinforce our operating base during course of the Medium-Term Business Plan.

<u>*Enhancing Intangible Assets</u>

Our intangible assets—namely customer, employee, technology and other assets—are essential for sustained growth that places importance on quality.

We are continuing to build up our customer assets by offering services that aim to strengthen the relationship of trust between ourselves and our customers. In addition to supplying them with our products, we work with our customers in the development of their products and sending our technicians to visit their facilities. We will continue our efforts to win the leading reputation among our customers.

In employee assets, in preparation for the imminent mass mandatory retirement of baby boomers, we will use more diverse recruitment sources to consistently attract the highly skilled people we need. Together with upgraded personnel training programs and the re-employment of retirees, this will ensure we can maintain our strong frontline workforce. We are also well aware that safety in the workplace is of utmost importance, and are making efforts in this area.

In technology assets, we will continue to channel resources into selected technologies and shift research personnel to these key areas. Additionally, we intend to introduce innovative R&D facilities, enhance cooperation with universities and other external research bodies and take other steps, backed up by an increase in R&D expenses of 20% compared with the previous plan.

It is our goal to carry out these strategies and grow to become the company that our customers and other stakeholders will all look towards and say to themselves, "Sumitomo Metals is the only one for the job."

3. Consolidated financial statements for the interim period

(1) Consolidated statements of income for the interim period

(Unit: Million Yen)

Items	Current Interim Period (First Half of FY2007)		Previous Interim Period (First Half of FY2006)		Change	Previous Period (FY2006)	
Net sales		847,807		768,222	79,585		1,602,720
Cost of sales		(636,373)		(561,355)	-75,018		(1,156,622)
Gross profit		211,433		206,866	4,567		446,098
Selling, general and administrative expenses		(69,703)		(71,738)	2,034		(142,324)
Operating profit		141,730		135,128	6,601		303,774
Non-operating income:							
Interest income	868		718			1,593	
Dividend income	3,083		3,345			6,682	
Equity in earnings of unconsolidated subsidiaries and associated companies	21,362		24,570			41,803	
Other	5,608	30,923	6,579	35,213	-4,289	13,161	63,241
Non-operating expenses:							
Interest expense	(6,674)		(5,419)			(11,468)	
Other	(13,210)	(19,885)	(8,914)	(14,333)	-5,551	(27,871)	(39,339)
Recurring profit		152,768		156,007	-3,239		327,676
Non-recurring income:							
Gain on sales of investment securities	6,903		-			4,508	
Gain on business restructuring	-		-			9,070	
Gain on changes of equity interests in subsidiaries and associated companies	-	6,903	-	-	6,903	16,263	29,842
Non-recurring loss:							
Impairment loss of fixed assets	(6,438)		(3,564)			(5,221)	
Loss on business restructuring	-		(1,106)			(2,756)	
Loss on disposal and sales of property, plant,	-		-			(1,921)	

equipment and other assets							
Loss on valuation of real estate for sale	-	(6,438)	-	(4,670)	-1,767	(5,894)	(15,793)
Income before income taxes and minority interests		153,234		151,337	1,896		341,725
Corporate taxes, residential taxes and business taxes	(39,434)		(49,491)			(106,790)	
Adjustments for corporate taxes, etc.	(14,733)	(54,168)	(1,154)	(50,646)	-3,522	(5,490)	(112,280)
Minority interests		(2,159)		(906)	-1,252		(2,719)
Net income		96,907		99,784	-2,877		226,725

(2) Consolidate balance sheet for the interim period

(Unit: Million Yen)

Items	Current Interim Period (At the end of September 2007)	Previous Interim Period (At the end of September 2006)	Previous Period (At the end of March 2007)
(Assets)			
Current assets	719,430	665,548	672,555
Cash and deposits	13,771	25,576	13,084
Trade notes and accounts receivable	204,280	204,291	213,432
Marketable securities	-	0	-
Inventories	444,625	375,249	385,604
Others	57,237	60,905	60,779
Allowance for doubtful accounts	(485)	(474)	(344)
Fixed assets:	1,686,246	1,454,815	1,629,000
Property, plant and equipment	1,078,806	1,016,724	1,046,278
Building and structures	246,516	233,505	233,820
Machinery and equipment	407,325	330,198	339,342
Land	349,427	349,432	347,902
Construction in progress	65,226	93,957	115,443
Others	10,310	9,629	9,778
Intangibles	4,378	5,654	5,055
Investments and other assets:	603,061	432,436	577,666
Investment securities	558,148	395,689	538,102
Others	45,806	37,564	40,277
Allowance for doubtful accounts	(893)	(816)	(713)
Total assets	2,405,676	2,120,363	2,301,556
(Liabilities)			
Current liabilities:	862,372	805,289	807,856
Trade notes and accounts payable	358,663	368,358	340,457
Short-term borrowings	240,371	239,937	244,913
Commercial paper	31,000	15,000	-
Current portion of bonds	21,500	15,000	15,000
Others	210,867	166,993	207,484

Long-term liabilities	614,149	485,569	568,902
Bonds	114,660	91,157	121,159
Long-term borrowings	370,901	306,637	336,910
Liability for employees' retirement benefits	26,085	31,564	27,528
Liability for rebuilding furnaces	532	4,247	4,259
Others	101,969	51,962	79,043
Total liabilities	1,476,521	1,290,858	1,376,758
(Net assets)			
Shareholders' equity:	751,009	701,557	743,068
Capital	262,072	262,072	262,072
Capital surplus	61,897	61,897	61,897
Retained earnings	569,067	378,505	490,523
Treasury stock, at cost	(142,027)	(917)	(71,424)
Valuation and translation adjustments:	130,963	85,778	137,738
Net unrealized gain on available-for-sale securities	117,319	78,440	122,825
Deferred gains or losses on hedges	758	(1,987)	(541)
Land revaluation surplus	13,847	11,938	16,804
Foreign currency translation adjustment	(961)	(2,613)	(1,349)
Minority interests	47,181	42,168	43,990
Total net assets	929,154	829,505	924,798
Total liabilities and net assets	2,405,676	2,120,363	2,301,556

(3) Consolidated statement of cash flows

(Unit: Million Yen)

	Current Interim Period (First Half of FY2007)	Previous Interim Period (First Half of FY2006)	Change	Previous Period (FY2006)
Operating activities:				
Income before income taxes and minority interests	153,224	151,337	1,896	341,725
Adjustments for:				
Depreciation and amortization	48,873	35,165	13,708	73,380
Interest and dividend income	(3,952)	(4,063)	110	(8,276)
Interest expense	6,674	5,419	1,255	11,468
Equity in earnings of unconsolidated subsidiaries and associated companies	(21,362)	(24,570)	3,207	(41,803)
Decrease(increase)in receivables	12,485	5,946	6,538	(6,348)
Increase in inventories	(55,952)	(23,787)	-32,165	(37,246)
Increase (decrease) in payables	23,325	20,833	2,492	(8,212)
Other, net	(8,030)	3,067	-11,097	(13,759)
Income taxes paid	(63,700)	(94,659)	30,958	(139,093)
Net cash provided by operating activities	91,594	74,689	16,905	171,833
Investing activities:				
Interest and dividends received	8,835	8,927	-92	16,981
Acquisition of property, plant and equipment and other assets	(67,326)	(58,865)	-8,461	(127,107)
Other, net	7,793	6,315	1,477	1,191
Net cash used in investing activities	(50,697)	(43,621)	-7,075	(108,934)
Financing activities:				
Interest paid	(7,133)	(5,487)	-1,646	(11,504)
Increase (decrease) in borrowings and debt	51,246	(7,925)	59,171	42,889
Dividends paid	(20,883)	(21,611)	727	(38,416)
Others, net	(63,846)	(3,472)	-60,373	(76,424)
Net cash used in financing activities	(40,616)	(38,496)	-2,120	(83,456)

Foreign currency translation adjustments on cash and cash equivalents	256	275	-19	684
Net decrease in cash and cash equivalents	537	(7,152)	7,690	(19,872)
Cash and cash equivalents at beginning of period	13,020	32,596	-19,575	32,596
Cash and cash equivalents increase by change of consolidated subsidiaries	-	69	-69	297
Cash and cash equivalents at end of period	13,558	25,512	-11,954	13,020

(Remark)

Reconciliation of cash and cash equivalents at the end of term stated in the consolidated balance sheet and consolidated statement of cash flows.

	<End of September 2007>	<End of September 2006>	<End of March 2007>
Cash and deposits	13,771 million yen	25,576 million yen	13,084 million yen
Time deposits with original maturities of more than three months purchase	(213)	(63)	(63)
Cash and cash equivalents	13,588	25,512	13,020

(4) Material items in preparing consolidated financial statements for the interim period

1. Items regarding the scope of consolidation

(a) Number of consolidated subsidiaries- 73 companies

Names of major consolidated subsidiaries are as follows:
Sumitomo Metals (Kokura), Ltd., East Asia United Steel Corporation, Sumikin Iron & Steel Corporation, Sumitomo Metals (Naoetsu), Ltd., Sumitomo Pipe & Tube Co., Ltd., Sumikin Steel & Shapes, Inc., Sumitomo Metal Logistics Service Co., Ltd., Sumitomo Metal (SMI) Electronics Devices, Inc., Western Tube & Conduit Corp., Seymour Tubing, Inc., International Crankshaft Inc., Huizhou Sumikin Forging Co., Ltd., Guangzhou You-Ri Automotive Parts Co., Ltd.

One company that began its operations from the first half of the current fiscal year, and two companies including Sumimetal Mining Co., Ltd., which had been equity method affiliates until the previous fiscal year, were newly accounted for as consolidated subsidiaries.

2. Items regarding application of equity method

(a) Number of non-consolidated subsidiaries to which the equity method is applicable- 1 company

Company name: Kanto Special Steel Works, Ltd.

(b) Number of related subsidiaries to which the equity method is applicable- 29 companies

Main companies:
SUMCO CORPORATION, Kashima Kyodo Electric Power Company, Kyoei Steel Ltd., Daiichi Chuo Kisen Kaisha, Sumikin Bussan Corporation, Nippon Steel & Sumikin Coated Sheet Corporation, Sumitomo Precision Products Co., Ltd., OSAKA Titanium technologies Co., Ltd., Nippon Steel & Sumikin Metal Products Co., Ltd., Nippon Steel & Sumikin Stainless Steel Corporation, Chuo Denki Kogyo Co., Ltd., Nippon Steel & Sumikin Welding Co., Ltd.

Two companies including Sumimetal Mining Co., Ltd., which became consolidated subsidiaries in the first half of the current fiscal year, were excluded from the application of equity method.
With respect to SUMCO CORPORATION, equity method is applied following the company's interim consolidated financial statements.

Apart from matters mentioned herein, there is no disclosure since there has been no material change since the recent interim securities report which was submitted on December 19, 2006.

(5) Items to be noted as changes in the basis for presenting consolidated financial statements for the interim period

1. Changes in the method of accounting

Starting the current fiscal year, we have changed the method of depreciation with respect to property, plant and equipment in accordance with the Corporation Tax Law amendments in 2007. As a result, compared to figures under the previous method, depreciation cost increased by 6,723 million yen and operating profit decreased 6,718 million yen, recurring profit and income before income taxes and minority interests each decreased by 6,723 million yen in the first half of the current fiscal year.

(6) Segment Information

Current Interim Period (The First Half of FY2007)

(Unit: Million Yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales to customers	789,482	7,144	30,340	20,839	847,807	-	847,807
Intersegment sales	447	-	-	10,109	10,556	(10,556)	-
Total sales	789,930	7,144	30,340	30,948	858,364	(10,556)	847,807
Cost of sales and operating expenses	649,707	7,406	30,400	28,906	716,420	(10,343)	706,077
Operating profit (loss)	140,222	(261)	(59)	2,041	141,943	(212)	141,730

Previous Interim Period (The First Half of FY2006)

(Unit: Million Yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales to customers	711,021	4,966	29,328	22,905	768,222	-	768,222
Intersegment sales	252	-	-	8,587	8,840	(8,840)	-
Total sales	711,274	4,966	29,328	31,493	777,063	(8,840)	768,222
Cost of sales and operating expenses	578,970	5,783	28,099	28,928	641,781	(8,686)	633,094
Operating profit (loss)	132,303	(816)	1,229	2,565	135,282	(153)	135,128

Previous Fiscal Year (FY 2006)

(Unit: Million Yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales to customers	1,488,861	10,784	59,389	43,685	1,602,720	-	1,602,720
Intersegment sales	1,347	-	-	19,191	20,538	(20,538)	-
Total sales	1,490,208	10,784	59,389	62,876	1,623,259	(20,538)	1,602,720
Cost of sales and operating expenses	1,192,413	12,455	56,922	57,329	1,319,121	(20,175)	1,298,946
Operating profit (loss)	297,795	(1,670)	2,466	5,547	304,137	(363)	303,774

(Remarks) Principal products for respective segments

Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, pure nickel sheet etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles, etc.
	Steel tubes and pipes	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes, etc.
	Steel bars and wire rods	Special quality bars, cold heading quality wire rods, spring quality bars, machining steel, bearing steel, steel cord quality bars, stainless bars and wire rods, etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, Couplers, etc.
	Steel castings and forgings	Die forged crankshafts, materials for molds, aluminum wheels, flange for transmission tower, crane wheels, rolls, etc.
	Semi-finished iron products	Steel billets, pig iron for steel making, etc.
	Others	Titanium products, steel making technology, wholesale power supply, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, energy plant, sales of limestone, etc.
Engineering		Steel bridge, steel structure for civil engineering, system buildings, etc.
Electronics		IC packages, electronic modules, etc.
Other		Lease and sale of real estate, research and testing specializing in materials analysis and evaluation, etc.

Reference

Consolidated statements of income in comparison with the second half of FY2006

(Unit: Million Yen)

Items	First Half of FY2007		Second Half of FY2006		Change
Net sales		848,807		864,497	13,309
Cost of sales		(636,373)		(595,266)	
Gross profit		211,433		239,231	
Selling, general and administrative expenses		(69,703)		(70,585)	
Operating profit		141,730		168,645	-26,915
Interest income and dividend income	3,952		4,212		
Interest expense	(6,674)		(6,048)		
Equity in earnings of unconsolidated subsidiaries and associated companies	21,362		17,233		
Other non operating expenses	(7,602)	11,038	(12,374)	3,022	8,015
Recurring profit		152,768		171,668	-18,900

Supplementary Information on Financial Results for First Half of Fiscal Year 2007

1. Japan crude steel production

million tons

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	29	28	57	28	28	56	113
FY2006	29	29	58	30	30	60	118
FY2007 (Forecast)	30	30	60	-	-	58(approx.)	118(approx.)

2. Sumitomo Metals' crude steel production (*1)

million tons

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	3.31	3.39	6.70	3.30	3.31	6.61	13.31
FY2006	3.29	3.38	6.67	3.34	3.37	6.71	13.38
FY2007(Target)	3.21	3.40	6.61	-	-	6.90(approx.)	13.50(approx.)

3. Export ratio (*2) (value basis)

%

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	-	-	43	-	-	44	44
FY2006	46	46	46	46	47	47	46
FY2007 (Target)	46	46	46	-	-	44(approx.)	45 (approx.)

4. Foreign exchange rate

yen/US$

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	108	111	109	117	117	117	113
FY2006	114	116	115	118	120	119	117
FY2007 (Forecast)	121	118	119	-	-	115(approx.)	117(approx.)

5. Consolidated exposure to foreign exchange fluctuations

	FY 2006	FY2007 forecast
Excess amount of dollar dominated transactions	Approx. 1.7 billion US$ Per year	Approx. 1.7 billion US$ per year

6. Average price of steel products (*3)

thousand yen/ton

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY2005	-	-	88.5	-	-	98.9	93.7
FY2006	95.5	97.9	96.7	100.1	106.2	103.2	100.0
FY2007 (Target)	102.3	108.8	105.6	-	-	105(approx.)	105(approx.)

7. Consolidated segment information

billion yen

	Result for first half of FY2007		Target for FY2007	
	Sales	Operating profits and losses	Sales	Operating profits and losses
Steel	789.4	140.2	1607.0(approx.)	279.0(approx.)
Engineering	7.1	(0.2)	15.0(approx.)	0(approx.)
Electronics	30.3	(0)	63.0(approx.)	1.0(approx.)
Other	20.8	1.8	45.0(approx.)	5.0(approx.)

< Sales by internal companies >

billion yen

	FY2007 Result for first half	FY2007 Target for full year
Steel Sheet, Plate, Titanium & Structural Steel Company	299.0	620.0(approx.)
Pipe & Tube Company	334.3	670.0(approx.)
Railway, Automotive & Machinery Parts Company	50.9	105.0(approx.)
Sumitomo Metals (Kokura), Ltd.	74.0	153.0(approx.)

8. Debt as of the end of the month billion yen

	March 2007	September 2007	Target March 2008
Consolidated	717.9	778.4	815.0(approx.)
Non-consolidated	639.3	704.5	740.0(approx.)

9. Capital expenditure & depreciation (Property, plant & equipment)

billion yen

	FY 2006		FY 2007 target	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
CAPEX	135.8	84.7	199.0(approx.)	104.0(approx.)
Depreciation	72.2	41.0	107.0(approx.)	69.0(approx.)

10. Numbers of employees

as of the end of the month

	March 2007	September 2007	March 2008(target)
Consolidated	24,982	25,376	25,100
Non consolidated	6,852	7,031	7,000

11. Analysis of consolidated recurring profit

billion yen

	The first half of FY2006	The first half of FY2007	Change
Consolidated recurring profit	156.0	152.7	-3.2

Increasing profit		Decreasing profit	
Cost improvement	7.5	Raw materials, etc.	(53.5)
Profit from valuation	19.0	Depreciation in accordance with the Corporation Tax Law amendments	(7.0)
Equity in earnings of unconsolidated subsidiaries	6.0	Fixed costs	(7.5)
Exchange rate fluctuation	3.5	Negative effects by the switch of blast furnace	(5.0)
Sales prices, etc.	43.0	Transient profit of SUMCO in the first half of FY2006	(9.0)
Total	79.0	Total	(82.0)
Total: 3.2 billion yen			

(*1-3) including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation

(END)

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

October 30, 2007

Sumitomo Metals Raises FY2007 Dividend Forecast

Sumitomo Metal Industries, Ltd. (Sumitomo Metals) has announced that its Board of Directors today resolved to raise the annual dividend forecast for fiscal 2007 to 10 yen per share.

1. Dividend forecast

	Dividend (yen per share)		
	Interim	Year-end	Annual
Previous forecast for FY2007 (announced on April 27, 2007)	4.0	4.0	8.0
Revised forecast for FY2007 (announced today)	5.0	5.0	10.0
FY2006	3.5	4.5	8.0

2. Reason for revision

Sumitomo Metals expects to generate strong recurring profit in fiscal 2007 for the third consecutive year. It has also increased its financial stability while at the same time investing in facilities in executing its strategy of accelerating distinctiveness. Taking into consideration these factors, the Board resolved to set the interim dividend for fiscal 2007 at 5.0 yen per share and raised its forecast for the year-end dividend to 5.0 yen per share. The revised annual dividend forecast of 10.0 yen per share would represent a 2.0 yen increase on the previous fiscal year's dividend.

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

October 30, 2007

Sumitomo Metals to Establish Crude Steel Capacity of 5 Million Tons at Wakayama Steel Works
Plans to Use Extra Output to Expand and Enhance Ongoing Cooperation with Nippon Steel and Kobe Steel

Sumitomo Metal Industries, Ltd. (Sumitomo Metals) today decided to build a second new blast furnace to replace the No.5 furnace now in operation and reinforce steelmaking facilities at the Wakayama Steel Works. Total capital expenditure for these facilities is estimated at approximately 90.0 billion yen. This investment, combined with investments in the No.1 Blast Furnace now under construction to replace the existing No.4 furnace, will give Wakayama Steel Works a production capacity of ordinary crude steel of 5 million tons per year from the latter half of fiscal 2012, when the facilities announced today are scheduled for completion.

The new No.2 Blast Furnace is identical in terms of size and specifications to the No.1 Blast Furnace now under construction. The sharing of operating know-how and spare parts will thus facilitate stable operations and cost reductions. A new continuous casting machine will also be added to the steelmaking plant at the Wakayama Steel Works to manufacture high-quality slabs for high-grade steel sheets, thus eliminating a production bottleneck.

The increased crude steel output will be used to execute the growth and distinctiveness strategy of Sumitomo Metals' sheet and plate business as well as to expand and enhance ongoing cooperation with Nippon Steel Corporation and Kobe Steel, Ltd. by increasing the supply of slabs to these companies.

1. Investment

No.2 Blast Furnace: Inner volume 3,700 m³

Identical specifications to No.1 Blast Furnace
Scheduled for completion in 2H of FY2012

Steelmaking facilities: New continuous caster

Total capital expenditure: approx. 90.0 billion yen

2. Schedule for Replacing Blast Furnaces at Wakayama Steel Works

FY	2007	2008	2009	2010	2011	2012	2013-
No.4 BF			stop				
No.5 BF						stop	
New No.1 BF	construction	construction	blow-in				
New No.2 BF			construction	construction		blow-in	

Wakayama Steel Woks of Sumitomo Metals



(Completed in 2000)
New No.2 blast furnace
(Scheduled to be completed in 2009)
New No.1 blast furnace
Slab CC (a new slab CC is scheduled to be added)
No.6 coke oven (Scheduled to be closed in 2009)
New No.1 coke oven
(Scheduled to be completed in 2009)
No.4
and
Mai
Cold
New
Steel making plant
No.4 blast
NcFurnace
5
(Scheduled to be closed in
bl≥2009)
Expansion of sintering plant
(Scheduled to be completed in 2009)
1,000m

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

October 30, 2007
Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.
Kobe Steel, Ltd.

Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd., Considering Measures to Further Expand and Enhance Ongoing Cooperation

Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: Akio Mimura) ("Nippon Steel"), Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka, President: Hiroshi Tomono) ("Sumitomo Metals"), and Kobe Steel, Ltd. (principal place of business: Chuo-ku, Kobe, President: Yasuo Inubushi) ("Kobe Steel") have to date realized substantial benefits from ongoing collaborative efforts. These include Nippon Steel and Kobe Steel supplying hot-rolled steel coils to Sumitomo Metals, the joint use of iron- and steel-making facilities at Sumitomo Metals' Wakayama Steel Works, integration of some of their businesses and affiliates, and reciprocal production support among the three companies. In view of these benefits, the three companies have decided to study the following additional measures to further expand and enhance their cooperative ties.

1. Three Companies Studying Ways to Expand Joint Use of Iron- and Steel-making Facilities at Sumitomo Metals' Wakayama Steel Works as a Source of High Grade Steel

   Sumitomo Metals has decided on basic policies relating to the construction of a new No. 2 Blast Furnace at its Wakayama Steel Works, with the aim of bringing the new furnace on stream in the 2nd half of the fiscal year ending March 31, 2013. This project involves renewal of the current No. 5 Blast Furnace (which will be renamed the new No. 2 Blast Furnace) and expansion of steel-making facilities among other measures. It follows the decision to build a new No. 1 Blast Furnace (renewal of the current No. 4 Blast Furnace) at Wakayama Steel Works, which is scheduled to come on stream in June 2009. In response, Nippon Steel, Sumitomo Metals, and Kobe Steel have decided to study ways to expand the effective use of these new iron- and steel-making facilities jointly as a source of high grade steel.

2. Nippon Steel and Sumitomo Metals Studying Two-way Collaborative Measures

(a) Study on ways to secure capacity for high-grade sheet products, based on the measures outlined in 1. above

i) Study on Sumitomo Metals' increased use of hot-rolling capacity of the Nippon Steel Group

- The two companies will study an integrated approach that will combine the use of the hot-rolling capacity of the Nippon Steel Group with the downstream rolling facilities at Sumitomo Metals' Wakayama Steel Works in processing Sumitomo Metals' high grade steel slabs.

ii) Study on the Nippon Steel Group's increased use of rolling capacity for sheet products at Sumitomo Metals' Wakayama Steel Works

(b) Study on effective use of facilities at Sumitomo Metals (Naoetsu), Ltd.

i) Study on an integrated approach that will combine the use of Nippon Steel's hot-rolling capacity with Sumitomo Metals (Naoetsu)'s downstream rolling facilities in processing nickel-based, stainless steel slabs from Sumitomo Metals' Wakayama Steel Works

ii) Study on the Nippon Steel Group's use of the rolling capacity at Sumitomo Metals (Naoetsu)

3. Nippon Steel and Kobe Steel Studying Two-way Collaborative Measures

(a) Study on the production and use of direct reduced iron as well as the recycling of dust generated by blast furnaces and basic oxygen furnaces

(b) Study on sintering technology as well as application technology for higher-quality pellets for blast furnaces, as part of the technology exchange between the two companies' iron-making departments

4. Sumitomo Metals and Kobe Steel Studying Two-way Collaborative Measures

(a) Study on an alliance between their high-strength steel bolts businesses

(b) Study on Sumitomo Metals' consigning production of stainless steel boiler tubes to the Kobe Steel Group

(c) Study on expansion of Sumitomo Metals' consigning titanium hot rolling to Kobe Steel

The three companies have also decided to commence studies on additional cross-purchases of shares for the purpose of ensuring the smooth and steady examination and implementation of the aforementioned collaborative measures.

- End -

For more information, please contact:
Nippon Steel Corporation
Public Relations Center
+81-3-3275-5021～23

Sumitomo Metal Industries, Ltd.
Public Relations Group, Public Relations and IR Dept.
+81-3-4416-6115

Kobe Steel, Ltd.
Publicity Group, Secretariat and Publicity Dept.
+81-3-5739-6010

END